Exhibit 3.1(a)(1)

CERTIFICATE OF AMENDMENT

TO

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

TARGACEPT, INC.

TARGACEPT, INC., a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.    That the Board of Directors of the Corporation has duly adopted the following resolution:

RESOLVED, that the Board hereby declares it advisable and in the best interest of the Corporation to amend its Third Amended and Restated Certificate of Incorporation, as amended, in accordance with Section 242(b) of the DGCL, as follows:

(a)    by adding the following four paragraphs to Article FOURTH immediately preceding the existing opening clause of such Article:

“At the Effective Time, a 1-for-7.5 reverse stock split of the corporation’s common stock shall become effective, pursuant to which all common stock issued and outstanding immediately prior to the Effective Time (“Old Common Stock”) shall automatically, without any action on the part of the holders thereof, be reclassified such that each 7.5 shares of Old Common Stock held of record by each stockholder of the corporation immediately prior to the Effective Time shall be combined into one share of Common Stock (as defined below) from and after the Effective Time.

Following the Effective Time, each holder of Old Common Stock shall be entitled to receive upon surrender of such holder’s certificate(s) representing Old Common Stock (whether one or more, “Old Certificates”) for cancellation pursuant to procedures adopted by the corporation, a certificate(s) (whether one or more, “New Certificates”) representing the number of whole shares of Common Stock as provided above (“New Common Stock”) into which and for which the shares of Old Common Stock formerly represented by such Old Certificates so surrendered are combined under the terms hereof. From and after the Effective Time, Old Certificates shall represent only the right to receive New Certificates and, if applicable, cash in lieu of fractional shares as provided below.

No fractional shares of Common Stock shall be issued. No stockholder of the corporation shall transfer any fractional shares of Common Stock. The corporation shall not recognize on its stock record books any purported transfer of any fractional share of Common Stock. A holder of Old Certificates at the Effective Time who would otherwise be entitled to a fraction of a share of New Common Stock (after aggregating all fractions of a share to which such stockholder would otherwise be entitled) shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the fair value per share as determined by the Board.

For purposes hereof, the “Effective Time” shall mean 3:00 p.m. eastern time on the date of filing of a Certificate of Amendment setting forth the foregoing with the Secretary of State of the State of Delaware.”

(b)    by deleting the first paragraph of Article FOURTH, Section A in its entirety and replacing it with the following (leaving the second paragraph unchanged):

“A.    The number of shares that the corporation is authorized to issue is One Hundred Nine Million, Nine Hundred Seventy-Six Thousand, One Hundred Ninety-Eight (109,976,198), of which: (1) Sixteen Million, Six Hundred Sixty-Six Thousand, Six Hundred Sixty-Six (16,666,666) shares shall be designated as Common Stock, $0.001 par value per share (“Common Stock”); and (2) Ninety-Three Million, Three Hundred Nine Thousand, Five Hundred Thirty-Two (93,309,532) shares shall be designated as Preferred Stock, $0.001 par value per share (“Preferred Stock”). Of the Preferred Stock, (i) Five Million (5,000,000) shares shall be designated Series A Convertible Preferred Stock (“Series A Preferred”), (ii) Six Million, Five Hundred Sixty-Seven Thousand, Five Hundred Sixty-Seven (6,567,567) shares shall be designated Series B Convertible Preferred Stock (“Series B Preferred”) and (iii) Eighty-One Million, Seven Hundred Forty-One Thousand, Nine Hundred Sixty-Five (81,741,965) shares shall be designated Series C Convertible Preferred Stock (“Series C Preferred”). Each of Series A Preferred, Series B Preferred and Series C Preferred may be referred to herein individually as a “Preferred Series.””

(c)    by replacing “except for Company Equity issued:” in Article FOURTH, Section B.3.(e)(iii) with “except in connection with a Qualified IPO and except for Company Equity issued:”

(d)    by deleting Article FOURTH, Section B.4.(b) in its entirety and replacing it with the following:

“(b)    Automatic Conversion. Each share of all the Preferred Series shall automatically be converted into shares of Common Stock in the manner provided for in Sections 4(a)(i), 4(a)(ii) and 4(a)(iii), respectively, immediately upon the closing of the sale of Common Stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended (the “1933 Act”) (other than a registration relating solely to a transaction under Rule 145 under such Act or any successor rule thereto) in which (i) the public offering price per share of Common Stock equals or exceeds Eleven Dollars and 00/100 ($11.00) (subject to adjustment for stock splits, stock dividends, reverse stock splits and other similar corporate reorganizations occurring after the Effective Time) or such lesser amount as is approved in writing after the Effective Time by the holders of (A) a majority of the then outstanding shares of Series A Preferred and Series B Preferred, considered together as a single class on an as-converted basis, and (B) at least sixty-five percent (65%) of the then outstanding shares of Series C Preferred, and (ii) the gross proceeds to the corporation are not less than (A) Fifty Million Dollars ($50,000,000) or (B) such lesser amount as is approved in writing after the Effective Time by the holders of (1) a majority of the then outstanding shares of Series A Preferred and Series B Preferred, considered together as a single class on an as-converted basis, and (2) at least sixty-five percent (65%) of the then outstanding shares of Series C Preferred, in either case before the deduction of expenses and before applying any underwriter’s discounts or commission (a “Qualified IPO”).”

2.    That this Certificate of Amendment will become effective at 3:00 p.m. eastern time (the “Effective Time”) on the date of filing of this Certificate of Amendment with the Secretary of State of the State of Delaware.

3.    That this Certificate of Amendment was duly adopted in accordance with the applicable provisions of Sections 228 and 242(b) of the General Corporation Law of the State of Delaware.

4.    That the capital of the Corporation will not be reduced under or by reason of said amendments.

IN WITNESS WHEREOF, TARGACEPT, INC., has caused this Certificate of Amendment to be executed by J. Donald deBethizy, its President and Chief Executive Officer, this 3rd day of February 2005.

TARGACEPT, INC.

By:	/S/ J. DONALD DEBETHIZY
J. Donald deBethizy President and CEO

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